UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

The Toro Company
(Exact name of registrant as specified in its charter)

Delaware	1-8649
(State or other jurisdiction of incorporation)	(Commission File Number)

8111 Lyndale Avenue South Bloomington, Minnesota	55420
(Address of principal executive offices)	(Zip Code)

Colleen Hart (952) 888-8801
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________________________.

Section 1 — Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

As required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, a copy of The Toro Company’s Conflict Minerals Report for the year ended December 31, 2022, is provided as an Exhibit to this Form SD and is available at www.thetorocompany.com/sustainability/product/cmreports. The information contained on our websites or connected to our websites is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Item 1.02	Exhibit

The Conflict Minerals Report for the year ended December 31, 2022 required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 — Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Not applicable

Item 2.02	Exhibit

Not applicable

Section 3 — Exhibits

Item 3.01	Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report for the year ended December 31, 2022, as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE TORO COMPANY
(Registrant)

Date: May 30, 2023	By:	/s/ Amy E. Dahl
Amy E. Dahl
Vice President, General Counsel and Corporate Secretary